

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2014

<u>Via E-mail</u>
Joseph Wade
SouthCorp Capital, Inc.
205 Ave. Del Mar #984
San Clemente, CA 92674

>   **Re: SouthCorp Capital, Inc.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed June 20, 2014**
>   **File No. 000-21155**

Dear Mr. Wade:

   We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

<u>Upon completion of this offering there will be an immediate and substantial dilution to purchasers of our securities., page 11</u>

1.   We note your response to comment 7 of our letter dated June 20, 2014. We also note that this risk factor continues to reference an offering of your common shares. Similarly, the third summary risk factor on page 5 references an offering of your common shares. Additionally, the last sentence in your risk factor entitled "[o]ur shares may be subject to the "penny stock" rules . . ." on page 9 references an offering of your common shares. Further, page 28 states that you have not declared cash dividends "as of the date of this offering." Please revise all of these references to an offering of your common shares or advise.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693, or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3402 with any other questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor